September 10, 2012

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention:        Ms. Tabatha Akins

                       Staff Accountant

Re:    Principal Financial Group, Inc.

         Form 10-K for the Fiscal Year Ended December 31, 2011

         Filed February 15, 2012

         File No. 001-16725

Dear Ms. Akins:

This confirms our telephone conversation last Friday afternoon regarding the proposed submission date for Principal Financial Group, Inc.’s response to the Staff’s comment letter dated September 5, 2012, concerning the above-referenced periodic report.

You requested the company to respond within ten business days, or in the alternative, to inform the Staff when the company will provide a response.  As indicated, the company plans to provide its response no later than October 3, 2012.

Please let me know if your recollection of our conversation is inconsistent with what I have described.  Please call me if you have any questions or comments.

Sincerely,

/s/ Patrick A. Kirchner

Patrick A. Kirchner

Assistant General Counsel

Voice:  515-235-9417

Facsimile:  515-248-3011

Kirchner.Patrick@principal.com

cc:        Jim B. Rosenberg (Securities and Exchange Commission)

Lisa Vanjoske (Securities and Exchange Commission)